TERRA INNOVATUM GLOBAL, N.V.

Via Matteo Trenta 117

Lucca, Italy 55100

December 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

RE:	Terra Innovatum Global, N.V. (the “Company”)
Registration Statement on Form S-1 (File No. 333- 291423) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to be declared effective on December 15, 2025 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours, TERRA INNOVATUM GLOBAL, N.V.

By:	/s/ Guillaume Moyen
	Name:	Guillaume Moyen
	Title:	Chief Financial Officer